0BQUARTERLY REPORT
26Bfor the period ended 30 June 2010

1BHIGHLIGHTS

FINANCIAL

-	Raised a total of A$ 11.4 million via
▪	A$4.5 million in a private placement and
▪	A$6.9 million using a share purchase plan.

-	The Share Purchase Plan was also oversubscribed, resulting in refunds of approximately A$1.0 million being made post year end.

-	Reduction in borrowings of A$677,000.

-
Gas production for the quarter increased 10% from the previous quarter.  Oil production for the quarter increased 362% from the previous quarter. The increase in oil production is primarily due to the successful drilling and completion of the Company’s 4th Bakken well in North Dakota, the Gene #1-22H.

-	Cash receipts from sales of A$1.7 million for the quarter.

-
Samson has conditionally agreed to sell (and is in the process of closing) approximately 24,000 net acres just to the south of a planned 3-D shoot area for a price of $3,275 per acre.  This sale area consists of approximately 60% of Samson’s leasehold in Goshen County, Wyoming and is expected to result in net cash proceeds to Samson of between US$61.0 million and US$79.0 million (pre tax).  The closing will occur in two parts: Samson will receive US$10,000,000 on August 6th and the balance will be paid in mid-September on the final closing date, subject to the conditions precedent including due diligence by the buyer.

OPERATIONAL

-
The Gene #1-22H well in Williams County, North Dakota produced around 40 Mbo and 50 MMcfg in less than three months. The average daily production rate was 475 Bopd and 590 Mcfg/d.  The well is now in the process of being put on rod pump.

-
Samson’s third Bakken well, the Gary #1-24H well, spudded on May 24th and drilled in a record time of 17 days.  The well is tentatively scheduled to be fraced either the week of August 16th or the week of August 23rd.

-	Samson’s fourth Bakken well, the Rodney #1-14H, spudded on July 22nd while the fifth Bakken well, the Earl 1-13H, is expected to spud in late September.

-	Samson is in the process of contracting the Black Creek Drilling Company to turnkey drill the Diamondback prospect in Jefferson County, Texas in late October.

-
Samson is planning and designing an 80 square mile 3-D seismic survey on its retained lease portfolio in Goshen County, Wyoming to help identify the orientation and incidence of natural fractures in the Niobrara Formation and conventional targets in the Codell Formation, a “J” Sand.

SAMSON OIL & GAS LIMITED
June 2010 Quarterly Report

2BDRILLING PROGRAMME 2010

North Dakota – Williston Basin – North Stockyard Project (Williams County) - Bakken oil
Samson 31% Average Working Interest in 6 sections
The Gary #1-24H well, an approximate 17,000 foot measured depth Bakken test, was drilled in the second quarter of 2010.  The Gary #1-24H well will be fraced in August.  Samson has a 37% working interest in the Gary #1-24H well.  Samson’s fourth Bakken well in the North Stockyard Project area, the Rodney #1-14H well, was spudded in late July.  The total cost to drill and complete the Rodney well is US$6.2M, Samson’s net cost will be 27% or US$1.6M.   The Earl #1-13H well will follow the Rodney #1-14H well and is expected to spud in late September.  Samson will have a 32% working interest in the Earl #1-13H well.

Wyoming - Northern D-J Basin Hawk Springs (Goshen County) – Niobrara oil
Samson 50-100% Working Interest in 54,000 acres, net 16,000 acres
Samson anticipates drilling a new well in the Niobrara Formation in the first quarter of 2011 following the acquisition, processing, and interpretation of its planned 80 square mile 3-D seismic survey.  The 3-D seismic survey will help identify fracture swarms to enable Samson to properly design its horizontal wells in the correct orientation relative to the fractures.

New Mexico – Western Permian Basin (Lea County) – State GC Oil and Gas Field
Samson 27% Working Interest
The Bone Spring Formation in State GC#2 well will be fracture-stimulated in September.

Texas – Onshore Gulf Coast Basin
Samson 100% Working Interest
Samson has continued to develop a suite of high quality prospects from non-propriety 2D and 3D data sets following the success in the Davis Bintliff #1 well. The Diamondback prospect is due to be drilled in late October and significant progress is being made in leasing additional prospects in this region.

PROJECTS

SAMSON OIL & GAS LIMITED
June 2010 Quarterly Report

TEXAS – ONSHORE GULF COAST BASIN
Sabretooth Project
Samson 12.5% Working Interest
The Davis Bintliff #1 well’s production increased to 4.3 MMcfg/d and 50 bopd for the quarter.  Cumulative production to date is approximately 1.9 Bcfg and 23,000 Bo.

3BNORTH DAKOTA –WILLISTON BASIN
North Stockyard Project
Samson various Working Interests
Samson has three producing wells and one well waiting fracture stimulation treatment in this project:  These wells are located in Williams County, North Dakota, in Township 154 N Range 99 W.

1.
The Harstad #1-15H well (34.5% working interest) averaged 40 Bopd and 40 Mcfg/d for the quarter from the Bluell Formation up until June 16th. On this date the  well was worked over following the failure of the tubing in the well.  This well is expected to be back online on in mid-July.

2.
The Leonard #1-23H well (10% working interest, 37.5% after non-consent penalty) averaged 90 Bopd and 125 Mcfg/d during the quarter. This well was drilled as a horizontal lateral into the highly productive middle member of the Bakken Formation in Williams County, North Dakota.  To date, the Leonard #1-23H well has produced approximately 61MBo and 74MMcfg.

3.
The Gene #1-24H well (30.6% working interest) was completed as a 5,500 foot horizontal well in the middle Bakken Formation.  The Gene well has produced at an average daily rate of 475 Bopd and 590 Mcfgd during the quarter and is now being placed on rod pump.  The cumulative production to date is approximately 40 Mbo and 50 MMcfg in less than three months time.  This well was completed using 15 frac stages.

4.
The Gary #1-24H (37% working interest) finished drilling in mid-June in a record time of 17 days and is now waiting to be completed.  The completion of this  well will employ a 20 stage frac and is expected to  occur in mid-August.

Samson has three additional sections for development in the Bakken (with an average working interest of 30%).  The Rodney #1-14H well spudded in late July and will be followed by the Earl #1-13 well in late September.

4BNEW MEXICO - WESTERN PERMIAN BASIN
State GC Oil and Gas Field
Samson 27% Working Interest
The State GC oil and gas field is located in Lea County, New Mexico, and includes two producing wells, which produced at an average rate of 60 Bopd and 100 Mcfg/d. This rate is expected to be increased after the Bone Spring Formation interval in the State GC#2 well is fracture stimulated this fall.

6BWYOMING- GREATER GREEN RIVER BASIN
The Greater Green River Basin in Wyoming hosts a number of world class gas fields and has grown in importance as a major gas producing region within continental USA. Samson holds a significant tenure position in the Basin both in terms of conventional low permeability gas reservoirs and an emerging shale gas play located within the Upper Cretaceous Baxter Shale. The low gas prices that have been experienced in this region have generally meant that development activity has been curtailed, until such time as gas prices return to more reasonable levels.

BRock Springs West Project
Samson currently holds approximately 11,520 acres in an area west of the town of Rock Springs. Within this acreage holding there are several discreet sub-projects: the most active currently is in the Rubicon and the Greens Canyon areas.

SAMSON OIL & GAS LIMITED
June 2010 Quarterly Report

BRubicon
1Samson 25% Working Interest
In the Rubicon area Samson holds 6,400 acres with Devon Energy. Samson’s leases are located on the western flank of the Vermillion Basin in Sweetwater County, Wyoming. The Rubicon 3-D seismic data, which was acquired by Samson by a free carry in exchange for half of Samson’s equity in the leases, was delivered to Samson in September 2009.  Interpretation of the data has been completed and a number prospects have being identified.  Samson is waiting on information to be released from an offsetting well to determine the viability of one these prospects.  This area contains a 3,500 foot section of Upper Cretaceous Baxter Shale which was drilled in the 1970’s and recovered a significant flow of gas from an un-stimulated Baxter Shale.

Lookout Wash Field
Samson 18.2% Working Interest
The Lookout Wash Field is currently producing from 20 wells and is located in the Washakie Basin, which is also part of the Greater Green River Basin. This field produces principally from a stratigraphic trap of the Cretaceous Almond Bar sandstone. Recent geologic mapping has suggested that this unit can be developed further as a thick porous reservoir extending to the north of the existing well development. Eight new probable well locations have been determined as a result of this new mapping.

Average production during this quarter was down slightly from last quarter at a gross rate of 4.1 MMcfg/d.

9BJonah Field
Samson 21% Working Interest in 240 acres
The Jonah Field is located in the northern part of the Green River Basin and is one of the largest discoveries in recent decades in continental USA and has produced in excess of 1.0 trillion cubic feet of gas since production commenced in 1992. Development of this field has resulted from the application of advanced fracture stimulation techniques. The field has undergone several iterations of development with some sections of the field currently being developed on a 10 acre well spacing. The current well spacing is around 20 acres.

The field produces from a series of stacked reservoirs within the Cretaceous Mesaverde and Lance Formations. The field is trapped between two faults forming a wedge shaped field.

Average production from the field during this quarter was at a gross rate of 2.5 MMcfg/d which was basically unchanged from last quarter.

10BWYOMING DENVER-JULESBURG (D-J) BASIN
Samson holds a significant land position (40,240 net acres) in the Denver-Julesburg Basin (DJ Basin) and drilled the London Flats well in 2006. This well was originally drilled horizontally into the Upper Cretaceous Niobrara Formation, and the testing of this zone was inconclusive and temporarily abandoned to test an up-hole show in the Sharon Springs Formation.  The Sharon Springs tested at sub-economic rates of 12 bopd from a set of natural fractures and the well was shut in. A recent reinvestigation into this well, along with new wellbore completion technology, shows that the original Niobrara Formation target, if fracture stimulated, may have the potential to produce at significant oil rates.

One of the industry leaders in the development of the Bakken Shale in the Williston Basin, North Dakota has taken a large land position in the region and has permitted over 10 new wells located 2 townships south of Samson’s leases to test the Niobrara Formation.  This same company recently drilled a Niobrara well on the Wyoming-Colorado border and reported an initial production rate of 1,700 bopd.

Samson marketed a portion of its acreage in this project, received several bids, and has accepted an offer of $3,275/acre for 24,166 acres.  The closing will occur in two parts, Samson will receive $10,000,000 on August 6th and the balance will be paid in mid-September on the final closing date, subject to the successful completion of the buyer’s due diligence.

SAMSON OIL & GAS LIMITED
June 2010 Quarterly Report

24BPRODUCTION

June Quarterly Production and Estimated Revenue compared to the previous quarter:

	GAS Mcf	GAS A$	OIL Bbls	OIL A$	TOTAL A$
March 2010 Quarter *	166,143	979,515	5,030	398,231	1,434,465
June 2010 Quarter **	183,147	798,981	23,240	1,823,312	2,622,293

In some cases revenue is yet to be received and is therefore an estimate
*Average Exchange Rate for Mar Qtr A$: US$ 0.91
** Average Exchange Rate for Jun Qtr A$: US$ 0.88

Average commodity prices:

	GAS US$/Mcf	OIL US$/Bbl
March 2010 Quarter	$5.30	$71.25
June 2010 Quarter	$3.83	$71.45

25BFINANCIAL

Capital Raising
In May 2010, the Company completed a private placement to raise A$4.2 million (before costs) through the issue of 123,529,412 ordinary shares at 3.4cents each.  The Company also announced and completed a Share Purchase Plan to raise A$6.9 million.  In conjunction with the Share Purchase Plan the Company also completed another private placement to raise A$313,650 through the issue of 9,225,000 at 3.4 cents.

Approximately A$4.5 million of the funds raised was received post 30 June 2010.

Hedges

Current hedging profile

The following hedges were in place during the quarter. A$33,000 was received from Macquarie Bank Limited, as counterparty to the hedges as a result of the CIG and Henry Hub gas prices falling below the put value.

Oil – Ratio Collar priced at West Texas Intermediate

Date	Call/Put	Volume – barrels	Price – $ per Barrel
Dec 2009 – Dec 2011	Put	21,431	60.00
Dec 2009 – Dec 2011	Call	21,431	102.90

Natural Gas – Ratio Collar priced at Henry Hub

Date	Call/Put	Volume – mmbtu	Price – $ per MCF
Dec 2009 – Dec 2011	Put	125,149	4.75
Dec 2009 – Dec 2011	Call	125,149	6.15

Natural Gas – Ratio Collar priced at Colorado Interstate Gas

Date	Call/Put	Volume – mmbtu	Price – $ per MCF
Dec 2009 – Dec 2011	Put	440,884	4.25
Dec 2009 – Dec 2011	Call	440,884	5.80

SAMSON OIL & GAS LIMITED
June 2010 Quarterly Report

Loan Facility

During the quarter, the Company repaid US$600,000 of its outstanding debt facility.

Date	US$ Balance	Spot Rate (A$:US$)	A$ Equivalent
31 March 2010	11,986,248	0.9195	13,035,615
30 June 2010	11,386,248	0.8523	13,359,436

The Company’s cash and current investments at 30 June 2010 were as follows:

		A$ (‘000’s)
Cash at bank and on deposit	:	6,906
Current investments - Shares in a listed company valued at market	:	35
Total		6,941

For and on behalf of the Board of
SAMSON OIL & GAS LIMITED

TERRY BARR
Managing Director

29 July 2010
For further information please contact
Denis Rakich, Company Secretary, on 08 9220 9882

Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

SAMSON OIL & GAS LIMITED
June 2010 Quarterly Report

Appendix 5B
13BMining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97, 1/7/98, 30/9/2001.
Name of entity
Samson Oil & Gas Limited
ABN	Quarter ended (“current quarter”)
25 009 069 005	30 June 2010

16BConsolidated statement of cash flows
Cash flows related to operating activities		Current quarter A$ $’000	Year to date (twelve months) A$ $’000
1.1	Receipts from product sales and related debtors	1,762	5,063

1.2	Payments for (a) exploration and evaluation	(757)	(1,617)
	(b) development	(2,730)	(4,416)
	(c) production	(583)	(1,794)
	(d) administration	(809)	(3,254)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	16	24
1.5	Interest and other costs of finance paid	(319)	(1,489)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	(80)
	Cash received from fixed forward gas swap	33	72
	Net Operating Cash Flows	(3,387)	(7,491)
		-
	Cash flows related to investing activities	-
		-
1.8	Payment for purchases of: (a)prospects	-	-
	(b)equity investments	-	-
	(c) other fixed assets	-	(2)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments		75
	(c)other fixed assets		-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	-	73
1.13	Total operating and investing cash flows (carried forward)	(3,387)	(7,418)
1.13	Total operating and investing cash flows (brought forward)	(3,387)	(7,418)

	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.	7,494	20,045
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	(677)	(6,140)
1.18	Dividends paid	-	-
1.19	Other (costs associated with issue of shares)	-	(1,258)
	Net financing cash flows	6,817	12,647

	Net increase (decrease) in cash held	3,430	5,229

1.20	Cash at beginning of quarter/year to date	3,289	1,891
1.21	Exchange rate adjustments to item 1.20	187	(214)
1.22	Cash at end of quarter	6,906	6,906

SAMSON OIL & GAS LIMITED
June 2010 Quarterly Report

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter A$ $'000
1.23	Aggregate amount of payments to the parties included in item 1.2	90
1.24	Aggregate amount of loans to the parties included in item 1.10	-
1.25	Explanation necessary for an understanding of the transactions
	Monies paid to Directors for salary and fees.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available
Add notes as necessary for an understanding of the position.

		Amount available A$ $’000	Amount used A$ $’000
3.1	Loan facilities	13,359	13,359
3.2	Credit standby arrangements	-	-
	Loan from Macquarie Bank Limited denominated in US$

Estimated cash outflows for next quarter

		A$ $’000
4.1	Exploration and evaluation	600
4.2	Development	1,904
	Total	2,504

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter A$ $’000	Previous quarter A$ $’000
5.1	Cash on hand and at bank	1,181	3,289
5.2	Deposits at call	5,725	-
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	6,906	3,289

SAMSON OIL & GAS LIMITED
June 2010 Quarterly Report

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed

6.2	Interests in mining tenements acquired or increased

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)		Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter
	(a) Increases through issues
	(b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	1,440,409,587	1,440,409,587
7.4	Changes during quarter	145,214,734	145,214,734
	(a) Increases through issues
	(b) Decreases through returns of capital, buy-backs
7.5	+Convertible debt securities (description)
7.6	Changes during quarter
	(a) Increases through issues
	(b) Decreases through securities matured, converted
7.7	Options			Exercise price		Expiry date
	(description and conversion factor)	6,500,000	-	45	c	31.05.2011
		5,379,077	-	30	c	10.10.2012
		2,000,000	-	25	c	11.05.2013
		334,606,309	-	1.5	c	31.12.2012
		1,000,000	-	20	c	20.11.2013
			-
			-
7.8	Issued/vested during quarter
7.9	Exercised during quarter	21,685,322	-	1.5	c	31.12.2012
7.10	Expired during quarter	-	-	-		-
7.11	Debentures
	(totals only)
7.12	Unsecured notes (totals only)

SAMSON OIL & GAS LIMITED
June 2010 Quarterly Report

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2	This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 29 July 2010
Company Secretary

Print name:	Denis Rakich

Notes

1
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2
The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	Issued and quoted securities. The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4	The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5
Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.